Exhibit 1

ASX

RELEASE

31 January 2012

Fitch places major Australian Banks on Rating Watch Negative

Fitch Ratings has announced that it has placed the four major Australian banks’ long-term issuer default ratings and viability ratings together with many of the major Australian bank’s subsidiaries’ ratings, on rating watch negative (RWN).

The announcement by Fitch forms part of a broader review of their debt ratings that are applied to the largest banking institutions in the world.

As a result of the announcement, Westpac Banking Corporation’s issuer default rating (AA), viability rating (AA), unguaranteed senior unsecured debt rating (AA), market-linked debt rating (AA) and subordinated debt rating (AA-) assigned by Fitch have been placed on RWN.

Westpac’s short-term issuer default rating from Fitch has been affirmed at ‘F1+’ with a stable outlook.

In its announcement Fitch noted that it “… expects to resolve the RWN within a short time frame and will incorporate an updated view of Australian banks’ strengths, weaknesses and trends. The agency expects that any downgrades of the four major Australian banks’ ratings are most likely to be limited to one notch…”.

Fitch has also placed the major New Zealand banks on RWN.  As a result, Westpac New Zealand Limited’s AA long-term foreign currency issuer default rating, long-term local currency issuer default rating and unguaranteed senior unsecured debt rating have been placed on RWN.

Westpac Banking Corporation is rated AA- / Stable / A-1+ by Standard & Poor’s and Aa2 / Stable / P-1 by Moody’s.

For Further Information

Paul Marriage	Andrew Bowden
Westpac Media Relations Ph: 02 8219 8512 Mob: 0401 751 860	Westpac Investor Relations Ph: 02 8253 4008 Mob: 0438 284 863